UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: January 14, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

14 January 2015

News Release

Following listing of UBS Group AG shares on the SIX Swiss Exchange and New York Stock Exchange (NYSE) UBS confirms delisting of UBS AG from the NYSE and outlines process for delisting UBS AG from the SIX Swiss Exchange

Zurich/Basel, 14 January 2015 – Following the successful conclusion of the share exchange offer and the consequent listing of UBS Group AG shares on the NYSE and the SIX Swiss Exchange on 28 November 2014, UBS AG has, as previously announced, applied to delist its shares from the SIX Swiss Exchange and the NYSE.

The delisting of UBS AG shares from the NYSE will be effective 17 January 2015. Thereafter, UBS AG shares will trade only on the SIX Swiss Exchange.

In its decision dated 13 January 2015, SIX Exchange Regulation granted the delisting of UBS AG shares from the SIX Swiss Exchange conditional upon the completion of either a squeeze-out procedure according to the Swiss Stock Exchanges and Securities Trading Act or, if applicable, a squeeze-out merger according to the Swiss Merger Act.

UBS Group AG may use any method permitted under applicable law to acquire additional UBS AG shares, including purchases or subsequent exchanges as an alternative to effecting a squeeze-out through a forward merger.

Exemptions of UBS AG from SIX Swiss Exchange listing requirements for UBS AG shares

UBS AG filed an application with the SIX Exchange Regulation for exemptions from certain reporting and other requirements under the listing regulations of SIX Swiss Exchange. In its decision dated 22 December 2014, SIX Exchange Regulation granted UBS AG several time-limited exemptions from reporting and other requirements arising from the listing of UBS AG shares on the SIX Swiss Exchange. UBS Group AG will remain subject to all of the reporting and other requirements from which UBS AG has been exempted. The exemptions granted enter into force on publication of this release.

The following extract from the decision of SIX Exchange Regulation dated 22 December 2014 reflects the content as well as duration of the granted exemptions. Paragraphs I and II of the decision read as follows (unofficial translation into English from the German original):

“I.	Subject to para. IV [note: reservation related to the publication of the present release], UBS AG (issuer), Basel and Zurich, Canton of Basel-Stadt and Canton of Zurich, is exempted from the following conditions for maintaining its listing until the expiration of the validity of the Best Price Rule according to art. 10 para. 1 of the Ordinance of the Takeover Board on Public Takeover Offers dated 21 August 2008 (Takeover Ordinance, TOO) in context of the public exchange offer of UBS Group AG, Zurich, Canton of Zurich, for all issued shares of the issuer, i.e. until and including 10 June 2015:

a.	Publication of information relating to the corporate governance in the annual report for the year 2014 (art. 49 et seq. of the Listing Rules [LR] in connection with the Directive on Information relating to Corporate Governance [DCG]);

b.	Publication of management transactions (art. 56 LR) [1];

c.	Preparation and maintenance of a corporate calendar (art. 52 LR);

d.	Compliance with the following regular reporting obligations (art. 55 LR in connection with art. 9 of the Directive on Regular Reporting Obligations for Issuers of Equity Securities, Bonds, Conversion Rights, Derivatives and Collective Investment Schemes [DRRO]);

-	para. 1.05 – 1.07 (except: contact person for the ad hoc publicity and regular reporting obligations);

-	para. 1.08 (only with regard to the corporate calendar);

-	para. 3.05 – 3.06; and

-	para. 5.02.

II.	The exemptions according to para. I begin with the publication of the ad hoc release as per the requirements indicated under para. IV here below.”

UBS Group AG and UBS AG

Investor contact
Switzerland:	+41-44-234 41 00

Media contact
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

[1]	Based on the information available to UBS, no current member of the GEB or Board of Directors owns shares of UBS AG as of today or is allowed to invest in UBS AG shares.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: January 14, 2015